SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date February 28, 2006________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated February 28, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: February 28, 2006

President^s Quarterly Letter to Shareholders

In the Quarter ended December 31, 2005, the Company had Sucanon sales of $119,540, which was $92,114 lower than in the quarter ended September 30, with an accompanying reduction of gross profit, from $171,660 in the September 30 quarter to $81,094 in the December 31 quarter. The decline in sales to retailers in the quarter ended Dec. 31 is not necessarily reflective of a decline in Sucanon sales by retailers, since, as the year-end approaches, Mexican retailers tend to run down stock and not replenish inventories, so as to avoid a year-end inventory tax. After Dec. 31, the Company made an additional shipment of Sucanon powder to its tableter in Mexico so that the Company could be prepared to replenish retailer inventories.

During the quarter ended December 31, 2005, the Company^s collection of receivables continued; accounts receivable collected in the quarter ended September 30, 2005 were $3,669, compared to accounts receivable collections of $199,657 during the quarter ended December 31, 2005.

Compared to the September 30 quarter, general, administrative and selling expenses were reduced by $68,729 from $226,623 in the quarter ended September 30 to $157,894 in the quarter ended December 31. The loss per share remained steady at less than $.01 per share. The full quarterly report can be viewed on http://www.sedar.com, http://www.sec.gov and on the Company^s website, http://www.biotechltd.com.

During the quarter ending December 31, sales of Sucanon were made to distributors including Farmacias Benavides, Farmacias Paris, Sanborns, Marzam and Wal-mart Mexico, while Costco Mexico increased its distribution of Sucanon from four stores at the end of the September 30 quarter to all 28 of its Mexican outlets at the end of the December 31 quarter. During the quarter, Farmacias del Ahorro, with approximately 1,500 stores was added to the Sucanon distributor list.

Television advertising during the quarter focussed on a long-form (28-minute) Sucanon infomercial, though on a reduced schedule compared to the September 30 quarter, and was supplemented by instore marketing during the Christmas shopping season.

After the end of the quarter, regulatory approval was received for a short television ad (20 seconds) and this began to be shown on Mexican television in January, 2006, replacing the long-form infomercial-style advertisement that had been shown in the periods ending September 30 and December 31.

During the quarter ending December 31, 2005, the President of the Company traveled to Peru, Argentina and Brazil to meet prospective distributors of Sucanon. The process of selecting a distributor for Brazil and Argentina was started. After the end of the quarter, the President and his staff determined a short list of potential distributors for each country and discussed distribution arrangements for Peru with a pharmaceutical company interested in distributing Sucanon in Peru on a prescription basis. There is no assurance that the Company will be successful in establishing a formal relationship with any potential distributors in these countries. Furthermore, the Company has only received drug approval for the sale of Sucanon in Peru and, as a result, distribution to Brazil and Argentina are subject to regulatory approval, which is in process but will not necessarily be granted.

After the end of the quarter, the President of BIO traveled to Mexico to review marketing with the Company^s marketing partner in Mexico and, as a result, made some adjustments in Biotech^s agreement with the marketing company, specifically, increasing the rate of recovery of amounts previously advanced by the Company for advertising. At the same time, television advertising in Mexico is being focused more closely on certain areas of Mexico based on market analysis of sales patterns to date.

On December 6th, 2005, the TSX Venture Exchange halted trading in the common shares of the Company pending the appointment of two independent directors to the Company^s board of directors who are satisfactory to the Exchange, including possessing the requisite degree of positive public company experience. One such director received tentative approval, as noted by the Company in a news release of December 23. In addition, the Company announced the resignation of Dr. Geoff Herring to allow Dr. Herring to pursue his other interests. Dr. Herring will continue to be a consultant to the Company. The halt was changed by the exchange into a suspension on February 3, 2006 pending full compliance by the company regarding the directors issue. The Company is working to satisfy the Exchange^s requirement

Robert Rieveley, President

February 28, 2006

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.